FORM 4

[ ] Check this box if no longer subject
    to Section 16. Form 4 or Form 5
    obligations may continue.  See
    Instructions 1(b).


                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

_______________________________________________________________________________
1. Name and Address of Reporting Person

Battle                 J.                Lawrence
-----------------------------------------------------
   (Last)            (First)            (Middle)

c/o Armor Holdings, Inc.
13386 International Parkway
-----------------------------------------------------
                     (Street)

Jacksonville,           FL              32218
-----------------------------------------------------
   (City)               (State)         (Zip)

_______________________________________________________________________________
2. Issuer Name and Ticker or Trading Symbol


Armor Holdings, Inc. (ABE)

_______________________________________________________________________________
3. IRS or Social Security Number of Reporting Person (Voluntary)

   XXX-XX-XXXX

_______________________________________________________________________________
4. Statement for Month/Year

   October 1997

_______________________________________________________________________________
5. If Amendment, Date of Original (Month/Year)



_______________________________________________________________________________
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ ] Director
   [ ] 10% Owner
   [X] Officer (give title below)
   [ ] Other (specify below)

President--Manufactured Products Division
   --------------------------------------------------


_______________________________________________________________________________
7. Individual or Joint/Group Filing (Check Applicable Law)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

                    TABLE I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------

          1.                2.           3.                     4.                       5.           6.          7.
---------------------    --------    ----------   ------------------------------    -----------   ----------  ----------
                                                                                    Amount of     Owner-
                                                                                    Securities    ship
                         Trans-      Trans-          Securities Acquired (A)        Beneficially  Form:
                         action      action          or Disposed of (D)             Owned at      Direct      Nature of
                         Date        Code            (Instr. 3, 4 and 5)            End of        (D) or      Indirect
Title of                 (Month/     (Instr. 8)   ----------------------------      Month         Indirect    Beneficial
Security                  Day/       ----------     Amount    (A) or    Price       (Instr.       (I)         Ownership
(Instr. 3)                Year)      Code   V                 (D)                 3 and 4)      (Instr. 4)  (Instr. 4)
---------------------    --------    ----  ----   -----------  ------  ---------    -----------   ----------  ----------
Common Stock                -         -               -         -        -              0            -











Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

                     TABLE II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                             (e.g. puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------

     1.        2.       3.         4.         5.             6.                 7.           8.         9.         10.       11.
----------  --------  --------  --------  ----------    ------------      --------------   ------  ----------  --------- ----------
                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
----------  --------  --------  ---- ---  ----  ----    -------  -----    -----   ------   ------  ----------  --------  ----------
Employee
 Stock
 Options
 (Right to
 buy)*       $10.4375  9/2/97    A      75,000          *       9/2/     Common   75,000            75,000     D
             per share                                          2007     Stock








Explanation of Responses:
*See Schedule A attached hereto and made a part hereof.



               /s/ J. Lawrence Battle                       October 30, 1997
              ----------------------------------------     --------------------
               ** Signature of Reporting Person                    Date

              J. LAWRENCE BATTLE

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

                                SCHEDULE A

                         EXPLANATION OF RESPONSES
                          FOR J. LAWRENCE BATTLE
                        --------------------------

* These options were granted under the Armor Holdings, Inc. (the "Company") Amended and Restated 1996 Stock Option Plan as of September 2, 1997, at an exercise price of $10.4375 per share, subject to the approval of the Board of Directors of the Company. The options were approved by the Board of Directors on October 29, 1997. These options vest in the amounts and on the dates set forth below:

  10,000 options - July 21, 1998
  10,000 options - July 21, 1999
  55,000 options - July 21, 2000

Such options do not become exercisable until July 21, 2000, except under certain conditions.